SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

United America Indemnity, Ltd.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

90933T109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 90933T109	Page 1 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power * *See the response to Item 5.
6) Shared Voting Power * *See the response to Item 5.
7) Sole Dispositive Power * *See the response to Item 5.
8) Shared Dispositive Power * *See the response to Item 5.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person * *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) * *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 90933T109	Page 2 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power * *See the response to Item 5.
6) Shared Voting Power * *See the response to Item 5.
7) Sole Dispositive Power * *See the response to Item 5.
8) Shared Dispositive Power * *See the response to Item 5.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person * *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) * *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 90933T109	Page 3 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power * *See the response to Item 5.
6) Shared Voting Power * *See the response to Item 5.
7) Sole Dispositive Power * *See the response to Item 5.
8) Shared Dispositive Power * *See the response to Item 5.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person * *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) * *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 90933T109	Page 4 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons J.J.B. Hilliard, W.L. Lyons, Inc. 61-0734935
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power * *See the response to Item 5.
6) Shared Voting Power * *See the response to Item 5.
7) Sole Dispositive Power * *See the response to Item 5.
8) Shared Dispositive Power * *See the response to Item 5.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person * *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) * *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) IA

Page 5 of 5 Pages

ITEM 4 - OWNERSHIP:
The following information is as of December 31, 2007:

(a)	Amount Beneficially Owned:	* *See the response to Item 5.
(b)	Percent of Class:	* *See the response to Item 5.
(c)	Number of shares to which such person has:
	(i) sole power to vote or to direct the vote	*
	(ii) shared power to vote or to direct the vote	*
	(iii) sole power to dispose or to direct the disposition of	*
	(iv) shared power to dispose or to direct the disposition of	* *See the response to Item 5.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Each reporting person has ceased to beneficially own more than 5% of the stock of the issuer.

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008		February 8, 2008
Date		Date

By:	/s/ Joseph C. Guyaux	By:	/s/ James R. Allen
Signature - The PNC Financial Services Group, Inc.		Signature - J.J.B. Hilliard, W.L. Lyons, Inc.
Joseph C. Guyaux, President		James R. Allen, Chairman, President & CEO
Name & Title		Name & Title

February 8, 2008		February 8, 2008
Date		Date

By:	/s/ Maria C. Schaffer	By:	/s/ Joseph C. Guyaux
Signature - PNC Bancorp, Inc.		Signature - PNC Bank, National Association
Maria C. Schaffer, Executive Vice President		Joseph C. Guyaux, President
Name & Title		Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT FOR

THE PNC FINANCIAL SERVICES GROUP, INC.,

PNC BANCORP, INC. AND PNC BANK, NATIONAL ASSOCIATION

WAS PREVIOUSLY FILED AS EXHIBIT A TO SCHEDULE 13G

AN AGREEMENT TO FILE A JOINT STATEMENT FOR

J.J.B. HILLIARD, W.L. LYONS, INC.

WAS PREVIOUSLY FILED AS EXHIBIT A TO AMENDMENT NO. 3 TO SCHEDULE 13G